03015061

FEB 2 8 2003
WASH. D.C. 207 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52232

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortis Investment Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Danielle L. D'Agostino (212) 418-8796
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

757 3rd Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Oleh Wlasenko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortis Investment Services LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

JOSEPH A. FRANZESE
Notary Public, State of New York
No. 43-4835970
Qualified In Richmond County
Commission Expires June 30, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORTIS INVESTMENT SERVICES LLC
(A Wholly Owned Subsidiary of Fortis Financial Services LLC)

Table of Contents

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Fortis Investment Services LLC:

We have audited the accompanying statement of financial condition of Fortis Investment Services LLC (the Company), a wholly owned subsidiary of Fortis Financial Services LLC, as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fortis Investment Services LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 3, 2003

FORTIS INVESTMENT SERVICES LLC
(A Wholly Owned Subsidiary of Fortis Financial Services, LLC)

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$ 29,908,978
Cash and securities segregated under federal and other regulations	19,362,091
Securities purchased under agreements to resell	2,937,288,335
Securities borrowed	3,730,270,544
Secured demand note with parent	100,000,000
Receivable from broker-dealers and clearing organizations	10,811,912
Interest and dividends receivable	5,144,346
Deposits with clearing organizations	3,389,936
Other assets	13,767,104
Total assets	$ 6,849,943,246

Liabilities and Members' Capital

Liabilities:	
Securities sold under agreements to repurchase	$ 3,024,141,406
Securities loaned	3,418,476,642
Short-term borrowings	216,366,158
Payable to customers	2,650,835
Payable to broker-dealers and clearing organizations	16,532,475
Interest and dividends payable	4,572,050
Other liabilities	10,083,622
Total liabilities	6,692,823,188
Subordinated borrowing with Parent	100,000,000
Member's capital:	
Member's capital	50,150,000
Retained earnings	6,970,058
Total members' capital	57,120,058
Total liabilities and members' capital	$ 6,849,943,246

See accompanying notes to statement of financial condition.

(1) Organization

Fortis Investment Services LLC (the "Company"), a wholly owned subsidiary of Fortis Financial Services LLC (the "Parent" or "FFS"), which is a wholly owned subsidiary of Fortis Bank S.A./N.V, Brussels, is a Delaware limited liability company.

The Company is a broker/dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is engaged in business activities as a securities broker-dealer. On December 20, 2002, the Company filed for approval from the NASD to change its ownership structure. Subject to regulatory approval, the Company will become a wholly owned subsidiary of FSI Holdings Inc., which is a wholly owned subsidiary of FFS.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and prevailing industry practice, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company defines cash equivalents to be highly liquid investments, with original maturities of less than ninety days, which may include federal funds sold on an overnight basis.

(c) Income Taxes

The Company is a limited liability company and, as such, is treated as a division of a taxable corporation. Accordingly, pursuant to a tax sharing arrangement with the Parent, federal, state and local income taxes are provided as if the Company filed on a stand alone basis.

At December 31, 2002, the Company did not have any deferred taxes balances.

(d) Collateralized Transactions

(i) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Purchases of securities under agreements to resell (reverse repurchase agreements) and sales of securities under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts on a trade date basis. Due to the highly liquid nature of the underlying collateral (primarily U.S. Government and government agency securities) and the short-term maturity of these agreements, contractual amounts approximate fair

value. It is the policy of the Company to take possession of securities in order to collateralize reverse repurchase agreements. The collateral value, including accrued interest, is monitored daily and additional collateral is obtained when appropriate to protect the Company in the event of default by the counterparty.

(ii) Securities Borrowed and Loaned Transactions

Securities borrowed and securities loaned transactions are generally reported as collateralized financings, except where other securities are used as collateral. These transactions are recorded on a trade date basis at the contracted amount (the amount of cash or other collateral advanced or received) and involve the receipt or transfer of equity and debt securities.

Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives cash or other collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the current market value of the respective securities relative to the amounts due under the agreements on a daily basis, and, when necessary, obtains additional collateral to protect the Company in the event of default by the counterparty.

(iii) Non-Cash Collateral

The Company pledged acceptable securities with a fair value of $13 million as of December 31, 2002 as collateral for securities borrowed transactions. The securities pledged, which were received from securities lending and reverse repurchase agreements, are permitted by contract to sell or repledge. The Company also received acceptable securities as collateral for securities loaned transactions with a fair value of $3 million as of December 31, 2002. Both the securities pledged and securities received as collateral are reported and included in other assets and other liabilities, respectively, in the statement of financial condition, separately from reverse repurchase, securities borrowed and securities loaned in accordance with Statement of Financial Accounting Standards No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*.

(e) Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107, *Disclosure about Fair Value Instruments,* requires the disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. At December 31, 2002, the fair value of the Company's financial instruments was not materially different from their respective carrying value.

(Continued)

(3) Receivable From and Payable To Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2002, consist of the following:

		Receivable	Payable
Securities failed-to-deliver/receive	$	9,530,634	11,073,405
Receivable/payable to broker-dealers		1,281,278	2,772,140
Payable to clearing organizations		-	2,686,930
	$	10,811,912	16,532,475

(4) Related Party Transactions

The Company has several transactions with the Parent and its affiliates. These transactions and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealings with nonaffiliated parties.

At December 31, 2002, the Company reported a balance due to the Parent of approximately $1.0 million included in other liabilities in the statement of financial condition for services received.

The Company also enters into several transactions with its affiliates including securities lending, financing and clearing activities. At December 31, 2002, the Company reported securities borrowed and loaned positions with an affiliate in amount of approximately $350,000 and $1.5 billion, respectively. These balances are included in securities borrowed and securities loaned, respectively, in the statement of financial condition. The Company also reported repurchase agreements with its affiliates for approximately $305 million reflected in securities sold under agreement to repurchase in the statement of financial condition.

The Company also had an unsecured borrowing with an affiliate in the amount of $200 million included in short-term borrowings in the statement of financial condition as of December 31, 2002.

(5) Credit Risk

The Company is engaged in various activities in which the counterparties primarily include other broker-dealers, banks and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company manages its credit risk, among other procedures, by monitoring transactions against predetermined limits for each counterparty.

(6) Short-Term Borrowings

At December 31, 2002, the Company has overnight borrowings totaling $216.4 million. Included in this amount is an unsecured loan with an affiliate of $200 million. The residual balance is secured by firm collateral.

(Continued)

(7) Subordinated Borrowings

At December 31, 2002, the subordinated borrowings consist of a secured demand note executed by the Parent in the amount of $100 million due May 28, 2004. The secured demand noted is collateralized by securities pledged by the Parent to the Company with a value of $123.8 million as of December 31, 2002. The secured demand note is covered by an agreement approved by the NASD, and is thus available in computing net capital pursuant to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1).

(8) Employee Benefit Plans

The Company sponsors a group profit-sharing plan (the Plan) and a 401(k) savings plan (the 401(k) Plan). Any employee who has completed 6 months of service, as defined in the Plan, is eligible to fully participate in the Plan. The Company makes a 100% matching contribution for the first 4% of eligible participants contributions and 50% matching contribution for the next 2% of eligible participants contributions, subject to certain limitations as defined in the 401(k) Plan.

(9) Regulatory Requirements

The Company is subject to the SEC Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. Additionally, equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 5% of aggregate debits. At December 31, 2002, the Company had net capital of approximately $137.6 million, which was approximately $137.3 million in excess of required net capital of $250,000.

The Company is also subject to the Securities and Exchange Commission's Customer Protection Rule (SEC Rule 15c3-3), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and for the proprietary accounts of introducing brokers. At December 31, 2002, the Company had qualified securities with a market value of $19.4 million segregated in a special reserve bank account. This amount is comprised of $12.6 million segregated for the exclusive benefit of customers and $6.8 million segregated for the proprietary accounts of introducing brokers.

(10) Subsequent Events

On February 19, 2003, the NASD granted final approval for the Company to continue conducting business as set forth in its Membership Agreement with the NASD under the new ownership structure. The Company has become a wholly owned subsidiary of FSI Holdings Inc., which is a wholly owned subsidiary of FFS, effective February 19, 2003.

(Continued)

KPMG

345 Park Avenue
New York, NY 10154

**Independent Auditors' Report on Internal Control
Pursuant to SEC Rule 17a-5**

The Board of Directors of
Fortis Investment Services LLC:

In planning and performing our audit of the financial statements of Fortis Investment Services LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company have responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 3 , 2003